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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66251

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tudor, Pickering, Holt & Co. Securities, Inc.

OFFICIAL USE ONLY
129772
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Bagby, Suite 5000
(No. and Street)

Houston, TX 77002
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine Drusch 713-333-2966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana Suite 2900 Houston, TX 77002-5678
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TA 3/20

OATH OR AFFIRMATION

I, Christine Drusch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tudor, Pickering, Holt & Co. Securities, Inc., as of December 31, 2007, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA GUIBERTEAU
Notary Public, State of Texas
My Commission Expires
DEC. 8, 2010

Christine Drusch
Signature

CFO
Title

A. Gulb
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

Tudor, Pickering, Holt & Co. Securities, Inc.

Financial Statements and Supplemental Schedules
December 31, 2007

Tudor, Pickering, Holt & Co. Securities, Inc.
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Auditors

To the Management Committee and Stockholder of
Tudor, Pickering, Holt & Co. Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company") at December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2008

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	1,494,225
Deposits with clearing broker and others		125,953
Receivable from broker-dealers		538,162
Other trade receivables		3,167,322
Furniture, equipment and leasehold improvements, net		3,399,115
Other assets		79,512
Total assets	$	8,804,289
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	493,754
Accounts payable to broker-dealers		93,798
Deferred rent		1,386,393
Income tax payable		245,092
Deferred tax liability, net		342,832
Total liabilities		2,561,869
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value, 1,000,000 shares authorized, 65,000 shares issued and outstanding		5,649,433
Retained earnings		592,987
Total stockholder's equity		6,242,420
Total liabilities and stockholder's equity	$	8,804,289

The accompanying notes are an integral part of these financial statements.

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Income
Year Ended December 31, 2007

Revenues	
Commissions	$ 16,918,765
Investment banking	8,700,019
Research services	6,036,732
Other income	226,604
Total revenues	31,882,120
Expenses	
Employee compensation and benefits	25,724,827
Floor brokerage and clearance fees	1,479,970
Marketing and business development	1,189,742
Communications and data processing	692,229
Occupancy	683,102
Professional fees	710,621
Other expenses	689,444
Total expenses	31,169,935
Income before provision for income taxes	712,185
Provision for income taxes	431,448
Net income	$ 280,737

The accompanying notes are an integral part of these financial statements.

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances at January 1, 2007	65,000	$ 650,000	$ 312,250	$ 962,250
Capital contribution from Parent	-	4,999,433	-	4,999,433
Net income	-	-	280,737	280,737
Balances at December 31, 2007	65,000	$ 5,649,433	$ 592,987	$ 6,242,420

The accompanying notes are an integral part of these financial statements.

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$ 280,737
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	189,920
Loss on disposal of furniture	12,380
Provision for bad debts	5,000
Deferred income tax provision	236,832
Changes in operating assets and liabilities	
Deposits with clearing broker and others	(15,837)
Receivable from broker-dealers	1,384,053
Other trade receivables	(2,989,142)
Other assets	(78,666)
Accounts payable and accrued liabilities	443,355
Accounts payable to broker-dealers	51,455
Deferred rent	1,386,393
Income tax payable	256,236
Net cash provided by operating activities	1,162,716
Cash flows from investing activities	
Purchase of furniture, equipment and leasehold improvements	(3,498,403)
Net cash used in investing activities	(3,498,403)
Cash flows from financing activities	
Payment of notes payable due to related parties	(2,000,000)
Proceeds from issuance of subordinated notes to related parties	4,000,000
Payment of subordinated notes to related parties	(4,000,000)
Capital contribution from Parent	4,999,433
Net cash provided by financing activities	2,999,433
Net increase in cash and cash equivalents	663,746
Cash and cash equivalents	
Beginning of year	830,479
End of year	$ 1,494,225
Supplemental cash flow disclosures	
Interest paid	$ 40,383
Income tax refund	(61,620)

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Organization
Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company"), a Texas corporation formed in October 2003 under the name Pickering Energy Partners, Inc., is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). As a limited broker-dealer, the Company will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers.

During 2007 Straight Line Holdings, L.L.C. ("Former Parent") sold their ownership in the Company to Tudor, Pickering, Holt & Co., LLC ("Parent").

The Company provides investment banking advice and equity research, sales, and trading for the energy industry and participates in the brokerage of publicly traded securities for commissions. The Company also participates, on a limited basis, in the underwriting of securities offered for initial sale in public markets. The Company is based in Houston, Texas and maintains a branch office in Denver, Colorado. During 2007, the Company closed its office in New Orleans, Louisiana. At December 31, 2007, the Company was registered as a limited broker dealer in 41 states.

The Company does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Company is exempt under SEC Rule 15c3-3(k)(2)(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Deposit with Clearing Broker
Under the terms of the agreement with the clearing broker, the Company must maintain in deposit account either cash, U.S. Government or U.S. Government-insured securities, having an aggregate market value of $100,000. The Company must maintain the account until the termination of the clearing agreement. The Company must also maintain a minimum net capital as determined by FINRA rules and provide insurance of at least $1,000,000 during the term of the agreement. The Company is required to be in compliance with applicable local, state and federal regulations.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Research Revenue
The Company provides research on the energy industry and related equity and commodity markets on a daily basis. The Company also produces research on topical issues within the energy sector. Recipients of this research compensate the Company for these market insights by direct payment, trades directed through the Company's trading desk (for commission generation) or through third-party soft dollar payments. Research revenue is recorded as commissions if trades are conducted through the firm's trading desk. Direct payments and soft dollar payments are recorded as revenue when an invoice is requested by the customer or when cash is received.

Depreciation
Furniture and equipment are depreciated on a straight-line basis over their estimated useful lives of three to ten years. Leasehold improvements are depreciated on a straight-line basis over the lesser of the life of the lease or the estimated useful life.

Income Taxes
The Company utilizes the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets or liabilities are recovered or settled.

Stock Options
The Former Parent issued options to the employees of the Company for the purchase of the Former Parent's units. Statement of Financial Accounting Standards No. 123, *Share-Based Payment (Revised 2004)* ("SFAS 123(R)") and related interpretations, requires that the Company record compensation expense for options granted by its parent to the employees of a consolidated subsidiary. Under the provisions of SFAS 123(R), share-based compensation cost is measured at the date of grant, based on the fair value of the award, and is recognized over the employee's requisite service period.

2. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company does not hold funds or securities for, or owe money or securities to customers or carry accounts of or for customers. In accordance with paragraph (a)(2) of SEC Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $100,000 as defined in the regulations or 6 2/3% of aggregate indebtedness. At December 31, 2007, the Company had net capital of $530,342 which resulted in excess net capital of $430,342. The Company's ratio of aggregate indebtedness to net capital was 1.6 to 1.

3. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consists of the following:

Furniture and office equipment	$	1,635,076
Leasehold improvements		2,055,602
Less: Accumulated depreciation		(291,563)
	$	3,399,115

Depreciation expense for the year ended December 31, 2007 was $189,920.

4. Income Taxes

The income tax provision for the year ended December 31, 2007 is as follows:

Current		
Federal	$	(20,827)
State		215,443
		194,616
Deferred		
Federal		294,410
State		(57,578)
		236,832
	$	431,448

A reconciliation of the income tax provision with the amount computed by applying the statutory federal income tax rate to income taxes is as follows:

Expected federal income taxes at 34%	$	242,142
Meals and entertainment		51,491
State income taxes, net of federal benefit		104,191
Prior year change in rate for deferred taxes		103,960
Refund received from NOL carryback		(61,620)
Other items, net		(8,716)
Provision for income taxes	$	431,448

Deferred income taxes resulted from the following temporary differences:

Deferred tax assets		
Net operating loss carryforward	$	102,846
State business loss carryforward		57,578
Depreciation		11,142
		171,566
Deferred tax liabilities		
Change from cash to accrual basis		(514,398)
Net deferred tax liabilities	$	(342,832)

At December 31, 2007, the Company had a federal net operating loss (NOL) carryforward for income tax purposes of approximately $302,500. If not utilized, the federal net operating loss carryforwards will begin to expire in 2026. Internal Revenue Code section 382 limits the Company's ability to utilize the net operating loss carryforwards and credits if there are changes in ownership as defined by the above code section and other federal income tax regulations. The IRC 382 limit for the year ended December 31, 2007 was $1.15 million. The IRC Section 382 limit for future years is $844,000. Pursuant to IRC 448, the Company was required to change from a cash basis taxpayer to an accrual basis taxpayer as a result of having an average annual gross revenues of greater than $5 million for the previous three years. The IRC 481 adjustment related to this change in accounting method is $2,107,000.

5. Deferred Rent

Deferred rent relates to an incentive payment of $1,434,200 provided by the lessor of the Houston office space to reimburse the Company for a portion of the cost of the leasehold improvements. The Company reduced rent expense by $47,807 in 2007 as a result of this incentive.

The amount received was recorded as deferred rent and is being amortized as a reduction to rent expense over the lease term of ten years.

6. Employee Benefit Plan

The Company maintains a defined contribution and profit sharing plan qualified under Section 401(k) of the Internal Revenue Code for the benefit of its employees. The 401(k) Plan allows eligible employees to contribute up to 90% of their eligible compensation, subject to IRS limitations. Under the provisions of the 401(k) Plan, the Company, at its discretion, may make discretionary contributions and match participant contributions, up to 4% of each participant's salary. The Company made matching contributions during 2007 of $243,699.

7. Related Party Transactions

The Company had $2,000,000 in notes payable due to certain officers of the Company bearing interest at 5.5% and maturing February 28, 2007. The notes were repaid on February 28, 2007. Interest expense of $14,453 was recorded in 2007.

The Company issued $4,000,000 in subordinated loans payable to certain officers of the Company on October 24, 2007, bearing interest at 8% and maturing December 8, 2007. The loans were repaid on November 14, 2007 and interest expense of $17,131 was recorded in 2007.

The Parent entered into an office space lease on behalf of the Company. Rent expense during 2007 was paid by the Company.

An officer of the Company provided a $2,000,000 standby letter of credit as security deposit to lease its Houston office space. Fees to initiate the standby letter of credit of $20,316 were paid by the Company.

The Former Parent granted certain employees options to purchase Series A and Series B units of the Former Parent's stock with an average exercise price of approximately $1,000 per unit. The exercise price for stock options was determined annually by the Board of Directors of the Former Parent. The stock options vested immediately and had a contractual life determined by the Board of Directors of the Former Parent, which was generally the earlier of three years from the date of grant, departure from the Company or an agreement for the sale or merger of the Company. During 2007, no stock options were granted and all outstanding options were exercised. As the options vested when issued, no compensation expense was recorded in 2007.

8. Commitments and Contingencies

The Company leases office space and equipment under operating lease agreements that expire on various dates through 2017. Certain leases contain renewal options and escalation clauses. In addition, the lease for the Houston office space included leasehold improvement incentives as described in Note 5 and rent concessions for the first six months. The Company also subleases a portion of their office space through 2009. Lease expense was approximately $430,635, net of sublease rental income of $34,411, for the year ended December 31, 2007 and is included in occupancy expense.

Approximate future minimum rentals under such leases, including the lease held by the Parent but paid by the Company, are as follows:

Years Ending	
2008	$ 1,050,279
2009	1,038,458
2010	1,005,946
2011	1,003,988
2012	990,352
Thereafter	4,303,467
	$ 9,392,490

Approximate future rental receipts under the Houston office sublease are $303,043 in 2008 and $239,909 in 2009.

9. Concentration of Credit Risk

The Company maintains cash deposits with banks and brokerage firms which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that any possible loss is minimal.

Tudor, Pickering, Holt & Co. Securities, Inc.
Computation of Net Capital
Securities and Exchange Commission
December 31, 2007 — Schedule I

Stockholder's equity		$ 6,242,420
Deduct		
Nonallowable assets		
Furniture, equipment and leasehold improvements, net	2,012,722	
Accounts receivable and other assets	3,699,356	
Total nonallowable assets	5,712,078	
Net capital before haircuts on securities position		530,342
Haircuts on securities		-
Net capital		530,342
Computation of Net Capital Requirement Pursuant to SEC Rule 15c3-1		
Aggregate indebtedness (total liabilities)	832,644	
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $100,000)		100,000
Net capital in excess of minimum requirements		$ 430,342
Ratio of aggregate indebtedness to net capital		1.6 to 1

There is no difference between computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited PART IIA FOCUS Report as of December 31, 2007.

Tudor, Pickering, Holt & Co. Securities, Inc.
Computation of Net Capital
Securities and Exchange Commission
December 31, 2007 **Schedule II**

The Company is exempt from the reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

Tudor, Pickering, Holt & Co. Securities, Inc.
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2007 **Schedule III**

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

Tudor Pickering, Holt & Co. Securities, Inc.

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana
Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

To the Management Committee and Stockholder of
Tudor, Pickering, Holt & Co. Securities, Inc.

In planning and performing our audit of the financial statements of Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2008

END